Brian F. Faulkner
                          A PROFESSIONAL LAW CORPORATION
27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
           T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                              E: BRIFFAULK@AOL.COM





VIA EDGAR AND MAIL


September 19, 2008


Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:  City Capital Corporation
     File No. 33-5902
     Form 10-KSB for the year ended December 31, 2007
     Form 10-Q for the quarter ended March 31, 2008

Dear Mr. Gordon:

     The letter is in response to your letter of July 9, 2008 with regard to the Form 10-KSB for the year ended December 31, 2007 and the Form 10-Q for the quarter ended March 31, 2008 for City Capital Corporation, a Nevada corporation ("Company"). Each comment in your letter will be addressed below.

     1. In future filings the Company will elaborate in its results of operations on the causes for any material changes from period to period, with particular emphasis on trends and prospects for the future.

     2. On October 1, 2007, the Company was granted St. Clair Superior Apartment, Inc., that consists of an apartment building in Cleveland, Ohio, for no cash consideration as the seller was unable to fund the property. The Company assumed approximately $420,000 in accounts payable, accrued liabilities with this transaction. We accounted for this transaction as a business combination under Statement of Financial Accounting Standards No. 141, "Business Combinations." The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

                         Assets
                          Current assets        $    31,057
                          Building                  165,000
                          Intangibles                76,615
                          Goodwill                 148,146
                             Total Assets       $  420,818
                                                ___________

                       Liabilities
                          Current liabilities    $  (59,033)
                           Notes Payable           (361,785)
                            Total Liabilities    $ (420,818)
                                                 ___________

The acquired intangibles of $76,615 represent the present value of existing tenants in the apartment building, which the Company is amortizing through the lease life of the underlying rental leases. The goodwill of $148,146 associated with this transaction is subject to impairment expense testing yearly.

     3. This office has been informed by the Company that the answer to Comment No. 3 will be forthcoming with seven calendar days from the date of this letter.

     4. The assets that were held for sale were disposed of in the fourth quarter of 2007.

     5. In 2007, all of the Company's revenue was recognized when the following occurred: (a) an arrangement exits, (b) the services have been performed, (c) the price is determine, and (d) the collectability is assured. In 2007 consulting fees occurred primarily through speaking engagements and commissions for sales of homes. In 2008, the Company separated these items into commission revenues and other income. Additionally, in the Company's Form 10-Q for the periods ending June 30, 2008, the Company included the following revenue recognition policies:

     Revenue for the Company is generated primarily from the commissions earned through the credit-investor relations program and rent revenue from the St. Clair Superior Apartment Complex. The Company assists buyers in finding properties for purchase from partnering lenders. Revenue from commissions are recognized and earned upon closing of escrow, at which time the Company receives a percentage of the proceeds.

     Rental revenue from the St. Clair Superior Apartment complex are recognized and earned on the accrual method at the beginning of the month or upon default of the tenant.

     6. The promissory note holders were issued one share of common stock and the interest of both ECC Vine and City Capital Rehabilitation were included in the debt restructuring. The breakdown of the amount that was included in the Gain on Extinguishment number on the income statement of the Company's last Form 10-KSB is as follows:

Entries in Gain on Debt Extinguishment:

          Principal debt assigned                                 $4,477,890

          Fair value of 4,477,890 pre-split
           shares to note holders                                 $ (543,887)

          FV of 15,000,000 pre-split shares
           to assignee                                            (1,950,000)

          Cash Received                                              150,000

          Net interest in ECC Vine                                  (773,460)

          Net interest in CCR                                     (1,339,457)

          Accrued interest forgiven @ 9/30/07                        438,355
                                                                 ____________

                                                                 $   459,441
                                                                 ____________

In addition to the above gain, the Hodge School had a gain of $24,492 for a total gain on extinguishment of $483,933 as reported on our 10-KSB.

     7. In the Company's Form 10-Q for the periods ended June 30, 2008, the Company included the following revenue recognition policies:

     Revenue for the Company is generated primarily from the commissions earned through the credit-investor relations program and rent revenue from the St. Clair Superior Apartment Complex. The Company assists buyers in finding properties for purchase from partnering lenders. Revenue from commissions are recognized and earned upon closing of escrow, at which time the Company receives a percentage of the proceeds.

     Rental revenue from the St. Clair Superior Apartment complex are recognized and earned on the accrual method at the beginning of the month or upon default of the tenant.

     8. 2,500,000 shares of executive compensation was valued at $500,000 (contract value) in accordance with the President's employment agreement dated January 1, 2008. The stock value at January 3, 2008 was $1.30 per share and only 384,615 should have been issued in accordance with Section 3.2 of our this employment agreement. The Company recorded $2,115 relating to the 2,115,385 shares that will be canceled in the third quarter.

     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Should you have any additional comments or questions, please feel free to contact me. Thank you for your cooperation in this matter.

In connection with this response, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Sincerely,




                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Ephren W. Taylor II, City Capital Corporation